

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4720

October 29, 2009

Mr. Patrick A. Morgan
Senior Vice President & Chief Financial Officer
Federal Home Loan Bank of New York
101 Park Avenue, 5th Floor
New York, NY 10178

> **RE:** **Federal Home Loan Bank of New York**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2009**
> **and June 30, 2009**
> **File No. 000-51397**

Dear Mr. Morgan:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Hugh West
Accounting Branch Chief